Exhibit 99.2

Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018 and 2017
(Expressed in Canadian Dollars)

     Unaudited – Prepared by Management

TABLE OF CONTENTS

Condensed Interim Consolidated Statements of Financial Position		3
Condensed Interim Consolidated Statements of Operations and Comprehensive Loss		4
Condensed Interim Consolidated Statements of Changes in Equity		5
Condensed Interim Consolidated Statements of Cash Flows		6

1	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS	7
2	BASIS OF PRESENTATION	7
3	SEGMENTED INFORMATION	9
4	CASH AND RESTRICTED CASH EQUIVALENTS	10
5	MARKETABLE SECURITIES	10
6	PROPERTY AND EQUIPMENT	11
7	MINERAL PROPERTIES	12
8	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	14
9	SHARE CAPITAL	15
10	FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS	18
11	FINANCIAL RISK MANAGEMENT DISCLOSURES	19
12	RELATED PARTY DISCLOSURES	21
13	KEY MANAGEMENT PERSONNEL COMPENSATION	21
14	SUPPLEMENTAL CASH FLOW INFORMATION	22
15	CONTINGENCIES	22
16	EVENTS AFTER THE REPORTING DATE	23
	INDEPENDENT AUDITOR’S REVIEW REPORT	25

PROPHECY DEVELOPMENT CORP.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars) (Unaudited)

As at		September 30,	December 31,
	Notes	2018	2017
Assets
Current assets
Cash	4	$775,402	$4,100,608
Receivables		46,498	34,653
Prepaid expenses		118,818	140,610
Marketable securities	5	185,540	205,600
		1,126,258	4,481,471
Non-current assets
Restricted cash equivalents	4	34,500	34,500
Reclamation deposits		21,055	21,055
Equipment	6	461,962	531,911
Mineral properties	7	16,086,562	13,299,906
		$17,730,337	$18,368,843
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	8	$1,443,877	$1,895,983
		1,443,877	1,895,983
Non-current liabilities
Provision for closure and reclamation		244,323	244,323
Tax provision	15	7,690,788	7,541,016
		9,378,988	9,681,322
Equity
Share capital	9	167,008,001	165,862,805
Reserves		23,360,637	22,621,202
Accumulated other comprehensive income/(loss)	5	(68,840)	12,160
Deficit		(181,948,449)	(179,808,646)
		8,351,349	8,687,521
		$17,730,337	$18,368,843

Approved on behalf of the Board:
"John Lee"	"Greg Hall"
John Lee, Director	Greg Hall, Director

Contingencies (Note 15)
Events after the reporting date (Note 16)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

PROPHECY DEVELOPMENT CORP.
Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars) (Unaudited)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
	Notes	2018	2017	2018	2017

General and Administrative Expenses
Advertising and promotion		$30,991	$33,768	$363,934	$48,150
Consulting and management fees	12	65,268	47,550	192,155	137,620
Depreciation and accretion		1,727	2,143	5,471	6,794
Director fees	12	16,055	11,700	43,055	35,100
Insurance		13,031	13,156	39,135	39,410
Office and administration		28,875	26,973	90,744	68,094
Professional fees		115,658	31,160	224,722	51,251
Salaries and benefits	12	100,072	51,690	283,715	132,425
Share-based payments	9	105,586	185,562	417,582	385,916
Stock exchange and shareholder services		77,909	26,824	169,347	114,890
Travel and accommodation		81,000	54,381	150,048	84,208
		(636,172)	(484,907)	(1,979,908)	(1,103,858)

Other Items
Costs in excess of recovered coal		(43,052)	(87,398)	(127,901)	(104,820)
Finance cost		-	(7,950)	-	(8,111)
Foreign exchange gain/(loss)		14,582	410,928	(40,236)	633,820
Interest expense		-	(7,466)	-	(21,066)
Loss on sale of marketable securities	5	-	-	-	(22,810)
Miscellaneous income	15	50,000	-	50,000	-
Impairment of mineral property	7	(19,695)	-	(41,758)	(96,200)
		1,835	308,114	(159,895)	380,813
Net Loss for Period		(634,337)	(176,793)	(2,139,803)	(723,045)
Fair value gain/(loss) on marketable securities	5	23,540	-	(81,000)	-
Comprehensive Loss for Period		$(610,797)	$(176,793)	$(2,220,803)	$(723,045)
Loss Per Common Share, basic and diluted		$(0.01)	$(0.00)	$(0.03)	$(0.01)
Weighted Average Number of Common Shares Outstanding		77,655,168	54,032,740	75,718,913	52,999,850

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

PROPHECY DEVELOPMENT CORP.
Condensed Interim Consolidated Statements of Changes in Equity
(Expressed in Canadian Dollars, except number of shares) (Unaudited)

	Number of Shares	Number of SharesIssuable	Share Capital	SubscriptionsReceivedin advance	Reserves	AccumulatedOtherComprehensive Income	Deficit	Total
December 31, 2016	48,076,530	-	$156,529,025	$-	$21,482,133	$-	$(161,215,665)	$16,795,493
Private placements, net of share issue costs	8,212,170	6,600,210	2,806,930	2,310,075	54,075	-	-	5,171,080
Shares issued on acquisition of property	200,000	-	96,200	-	-	-	-	96,200
Debt Settlement	3,596,590	-	1,138,636	-	-	-	-	1,138,636
Share bonus to personnel	390,000	-	190,320	-	-	-	-	190,320
Exercise of stock options	96,870	-	50,372	-	(5,687)	-	-	44,685
Share-based payments	-	-	-	-	537,478	-	-	537,478
Loss for the period	-	-	-	-	-	-	(723,045)	(723,045)
September 30, 2017	60,572,160	6,600,210	$160,811,483	$2,310,075	$22,067,999	$-	$(161,938,710)	$23,250,847
December 31, 2017	74,721,790	-	$165,862,805	$-	$22,621,202	$12,160	$(179,808,646)	$8,687,521
Private placements, net of share issue costs	4,061,417	-	1,137,196	-	-	-	-	1,137,196
Share-based payments	-	-	-	-	559,241	-	-	559,241
Warrants issued for mineral property	-	-	-	-	181,944	-	-	181,944
Exercise of stock options	31,250	-	8,000	-	(1,750)	-	-	6,250
Loss for the period	-	-	-	-	-	-	(2,139,803)	(2,139,803)
Unrealized loss on marketable securities	-	-	-	-	-	(81,000)	-	(81,000)
September 30, 2018	78,814,457	-	$167,008,001	$-	$23,360,637	$(68,840)	$(181,948,449)	$8,351,349

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

PROPHECY DEVELOPMENT CORP.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars) (Unaudited)

	Nine months ended September 30,
	2018	2017

Operating Activities
Net loss for period	$(2,139,803)	$(723,045)
Adjustments to reconcile net loss to net cash flows:
Depreciation and accretion	5,471	186,119
Share-based payments	417,582	385,916
Finance cost	-	8,111
Interest costs	-	21,066
Unrealized foreign exchange (gain)/loss	149,772	-
Loss on sale of marketable securities	-	22,810
Miscellaneous income	(50,000)	-
Impairment of mineral property	41,758	96,200
	(1,575,220)	(2,823)
Working capital adjustments
Receivables	(11,845)	(77,728)
Prepaid expenses and reclamation deposits	21,792	80,764
Accounts payable and accrued liabilities and tax provision	(282,575)	(763,977)
	(272,628)	(760,941)
Cash Used in Operating Activities	(1,847,848)	(763,764)

Investing Activities
Net (purchases)/proceeds from marketable securities	(60,940)	153,190
Purchase of property and equipment	(95,857)	-
Mineral property acquisition	(335,661)	(58,790)
Mineral property expenditures	(2,178,346)	(411,136)
Cash Used in Investing Activities	(2,670,804)	(316,736)

Financing Activities
Funds borrowed under credit facility	-	163,405
Credit facilities paid	-	(343,076)
Interest paid	-	(21,066)
Proceeds from debt settlement	50,000	-
Proceeds from share issuance, net of share issue costs	1,143,446	5,215,765
Cash Provided by Financing Activities	1,193,446	5,015,028
Net Increase (Decrease) in Cash	(3,325,206)	3,934,528
Cash - beginning of period	4,100,608	21,648
Cash - end of period	$775,402	$3,956,176

Supplemental cash flow information (Note 14)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Prophecy Development Corp. (“Prophecy” or the “Company”) is incorporated under the laws of the province of British Columbia, Canada. The Company’s common shares (the “Shares”) are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “PCY”, the OTCQX® Best Market under the symbol “PRPCF” and the Frankfurt Stock Exchange under the symbol “1P2N”.

The principal business of the Company is the acquisition, exploration and development of mineral and energy projects. The Company owns a 100% interest in the following significant projects: two vanadium projects located in North America including the Gibellini vanadium project which is comprised of the Gibellini and Louie Hill vanadium deposits and associated claims located in the State of Nevada, USA (the “Gibellini Project”); the Pulacayo Paca silver-lead-zinc property which is comprised of the Pulacayo and Paca silver-lead-zinc deposits and related concessions located in Bolivia (the “Pulacayo Project”); two coal projects located in Mongolia including the Ulaan Ovoo project which is comprised of the Ulaan Ovoo coal deposit, coal leases and Ulaan Ovoo mine and the Khujirt exploration license (the “Ulaan Ovoo Coal Property”) and the Khavtgai Uul and Chandgana Tal coal deposits, coal leases and Chandgana Tal mine (the “Chandgana Project”); and the Chandgana Power Plant project comprised of a land right located in Mongolia, and the Titan vanadium-titanium-iron project comprised of the Titan vanadium-titanium-iron deposit and related claims located in the Province of Ontario, Canada (the “Titan Project”).

The Company maintains its registered and records office at Suite 1610 – 409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2.

2.
BASIS OF PRESENTATION

(a)
Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. They do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as at and for the year ended December 31, 2017. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2017 (“Annual Financial Statements”).

These unaudited condensed interim consolidated financial statements were approved and authorized for issue by the Audit Committee on November 7, 2018.

(b)
Significant accounting policies

These interim financial statements follow the same accounting policies and methods of application as the Annual Financial Statements. Accordingly, they should be read in conjunction with the Annual Financial Statements.

(c)
Use of judgments and estimates

In preparing these interim financial statements, management makes judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

2.
BASIS OF PRESENTATION (cont’d…)

(c)
Use of judgments and estimates (cont’d…)

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Annual Financial Statements.
(d)
Changes in accounting standards

On January 1, 2018, the Company adopted IFRS 9 – Financial Instruments ("IFRS 9") which replaced IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes significant changes to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard retrospectively. IFRS 9 did not impact the Company's classification and measurement of financial assets and liabilities.

The following summarizes the significant changes in IFRS 9 compared to the current standard:

●
IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The classification and measurement of financial assets is based on the Company's business models for managing its financial assets and whether the contractual cash flows represent solely payments for principal and interest. The change did not impact the carrying amounts of any of the Company’s financial assets on the transition date. Prior periods were not restated, and no material changes resulted from adopting this new standard.

●
The adoption of the new "expected credit loss" impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, had no impact on the carrying amounts of our financial assets on the transition date given the Company transacts exclusively with large international financial institutions and other organizations with strong credit ratings.

The Company’s financial instruments are accounted for as follows under IFRS 9 as compared to the Company’s previous policy in accordance with IAS 39.

January 1, 2018
	IAS 39	IFRS 9
Assets
Cash	Fair value through profit or loss	Fair value through profit or loss
Restricted cash equivalents	Amortized cost	Amortized cost
Receivables	Amortized cost	Amortized cost
Marketable securities	Fair value through other comprehensive income	Fair value through other comprehensive income
Liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost

2.
BASIS OF PRESENTATION (cont’d…)

(d)
Changes in accounting standards (cont’d...)

Under IFRS 9, the Company’s equity marketable securities are designated as financial assets at fair value through other comprehensive income or loss. Upon adoption of IFRS 9, The Company has made an irrevocable election to recognize changes in fair value of marketable securities through other comprehensive income or loss as they are not considered to be held for trading.

IFRS 15 ‘Revenue from Contracts with Customers’ (“IFRS 15”) – Effective January 1, 2018, the Company has adopted IFRS 15. ’This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The adoption of this standard had no impact on the Company’s financial statements.

IFRS 16 Leases (“IFRS 16”) - IFRS 16 replaces IAS 17 and applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company plans to apply IFRS 16 at the date it becomes effective. The Company is assessing this standard including identifying and reviewing contracts that are impacted. The Company expects that the standard will increase assets and related liabilities and increase disclosure.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact to its consolidated financial statements.

3.
SEGMENTED INFORMATION

The Company operates in one operating segment, being the acquisition, exploration and development of mineral properties. Geographic segmentation of Prophecy’s assets is as follows:

	September 30, 2018
	Canada	USA	Mongolia	Bolivia	Total

Reclamation deposits	$-	$-	$21,055	$-	$21,055
Equipment	15,650	23,908	34,375	388,029	461,962
Mineral properties	-	2,717,790	-	13,368,772	16,086,562
	$15,650	$2,741,698	$55,430	$13,756,801	$16,569,579

	December 31, 2017
	Canada	USA	Mongolia	Bolivia	Total

Reclamation deposits	$-	$-	$21,055	$-	$21,055
Equipment	18,376	-	48,364	465,171	531,911
Mineral properties	-	490,356	-	12,809,550	13,299,906
	$18,376	$490,356	$69,419	$13,274,721	$13,852,872

4.
CASH AND RESTRICTED CASH EQUIVALENTS

Cash and restricted cash equivalents of Prophecy are comprised of bank balances and a guaranteed investment certificate which can be readily converted into cash without significant restrictions, changes in value or penalties.

	September 30, 2018	December 31, 2017
Cash	$775,402	$4,100,608
Cash equivalents	34,500	34,500
	$809,902	$4,135,108

Restricted Cash Equivalents

As at September 30, 2018, a guaranteed investment certificate of $34,500 (December 31, 2017 - $34,500) has been pledged as collateral for the Company’s credit card.

5.
MARKETABLE SECURITIES

Marketable securities consist of investment in common shares of public companies and therefore have no fixed maturity date or coupon rate. The fair value of the listed marketable securities have been determined directly by reference to published price quotation in an active market.

As of September 30, 2018, the Company holds 2,700,000 shares (December 31, 2017 – 1,409,000) of a public company. These shares are marked to market which resulted in an unrealized loss of $81,000 for the nine months ended September 30, 2018 (2017 - a gain of $12,160).

The following table summarized information regarding the Company’s marketable securities as at December 31, 2017 and September 30, 2018.

Marketable securities	September 30, 2018	December 31, 2017
Balance, beginning of period	$205,600	$176,000
Additions	60,940	193,440
Disposals	-	(153,190)
Realized loss on disposal	-	(22,810)
Unrealized gain/(loss) on mark-to-market	(81,000)	12,160
Balance, end of period	$185,540	$205,600

6.
PROPERTY AND EQUIPMENT

	Computer	Furniture &	Computer		Mining
	Equipment	Equipment	Software	Vehicles	Equipment	Total
Cost
Balance, December 31, 2016	$100,221	$279,213	$197,813	$453,854	$1,534,745	$2,565,846
Additions	(147)	(2,383)	-	-	-	(2,530)
Impairment charge	-	-	-	(281,162)	(219,916)	(501,078)
Balance, December 31, 2017	$100,074	$276,830	$197,813	$172,692	$1,314,829	$2,062,238
Accumulated depreciation
Balance, December 31, 2016	$94,900	$181,639	$197,813	$339,916	$833,971	$1,648,239
Depreciation for year	1,795	35,434	-	18,434	167,837	223,500
Impairment charge	-	-	-	(228,508)	(112,904)	(341,412)
Balance, December 31, 2017	$96,695	$217,073	$197,813	$129,842	$888,904	$1,530,327
Carrying amount
At December 31, 2016	$5,321	$97,574	$-	$113,938	$700,774	$917,607
At December 31, 2017	$3,379	$59,757	$-	$42,850	$425,925	$531,911

Cost
Balance, December 31, 2017	$100,074	$276,830	$197,813	$172,692	$1,314,829	$2,062,238
Additions/Disposals	-	1,988	-	-	24,479	26,467
Balance, September 30, 2018	$100,074	$278,818	$197,813	$172,692	$1,339,308	$2,088,705
Accumulated depreciation
Balance, December 31, 2017	$96,695	$217,073	$197,813	$129,842	$888,904	$1,530,327
Depreciation for period	907	12,461	-	10,718	72,329	96,415
Balance, September 30, 2018	$97,602	$229,534	$197,813	$140,560	$961,233	$1,626,742
Carrying amount
At December 31, 2017	$3,379	$59,757	$-	$42,850	$425,925	$531,911
At September 30, 2018	$2,473	$49,283	$-	$32,132	$378,074	$461,962

The impaired value of $nil for deferred development costs at Ulaan Ovoo property at September 30, 2018 remains unchanged. During the year ended December 31, 2017, the Company wrote-off $159,666 of equipment in Mongolia because it was no longer in use.

7.
MINERAL PROPERTIES

	Titan	Chandgana Tal	Khavtgai Uul	Pulacayo	Gibellini	Total
Balance, December 31, 2016	$-	$11,186,322	$3,232,443	$11,980,943	$-	$26,399,708

Additions:
Acquisition cost	$96,200	$-	$-	$-	$58,790	$154,990
Deferred exploration costs:
Licenses, power plant application	-	27,190	242,766	-	74,876	344,832
Geological core and consulting	-	39,362	-	102,592	272,620	414,574
Personnel, camp and general	-	2,492	2,492	726,015	84,070	815,069
	-	69,044	245,258	828,607	431,566	1,574,475
Impairment	(96,200)	(11,255,366)	(3,477,701)	-	-	(14,829,267)
Balance, December 31, 2017	$-	$-	$-	$12,809,550	$490,356	$13,299,906

Additions:
Acquisition cost	$-	$-	$-	$-	$425,605	$425,605
Deferred exploration costs:
Licenses, tax, and permits	-	1,271	20,792	-	386,625	408,688
Geological core and consulting	-	-	-	31,340	930,835	962,175
Personnel, camp and general	-	16,211	3,484	527,882	484,369	1,031,946
Impairment	-	(17,482)	(24,276)	-	-	(41,758)
	-	-	-	559,222	1,801,829	2,361,051
Balance, September 30, 2018	$-	$-	$-	$13,368,772	$2,717,790	$16,086,562

The impaired value of $nil for deferred exploration costs at Chandgana Coal and Titan properties at September 30, 2018 remain unchanged.

7.
MINERAL PROPERTIES (cont’d…)

Gibellini Project, Nevada, United States

Gibellini Project

The Gibellini Project consists of a total of 354 unpatented lode mining claims that include: the Gibellini group of 40 claims, the VC Exploration group of 105 claims, and the Prophecy group of 209 claims. All the claims are located in Eureka County, Nevada, USA.

The Gibellini group of claims was acquired on June 22, 2017, through lease from the claimant (the “Gibellini Lessor”) and includes an area of approximately 771 acres. Under the Gibellini Mineral Lease Agreement (the “Gibellini MLA”) Prophecy leased the Gibellini group of claims which originally constituted the Gibellini Project by among other things, agreeing to pay to the Gibellini Lessor, USD35,000 (paid), annual advance royalty payments which will be tied, based on an agreed formula (not to exceed USD120,000 per year), to the average vanadium pentoxide price of the prior year. Upon commencement of production, Prophecy will maintain its acquisition through lease of the Gibellini group of claims by paying to the Gibellini Lessor, a 2.5% NSR until a total of USD3,000,000 is paid. Thereafter, the NSR will be reduced to 2% over the remaining life of the mine (and referred to thereafter, as “production royalty payments”). All advance royalty payments made, will be deducted as credits against future production royalty payments. The lease is for a term of 10 years, which can be extended for an additional 10 years at Prophecy’s option.

On April 23, 2018, the Company announced an amendment to the Gibellini MLA, whereby Prophecy has been granted the right to cause the Gibellini Lessor of the Gibellini mineral claims to transfer their title to the claims to Prophecy. With the amendment, Prophecy will have the option to, at any time during the term of the Gibellini MLA, require the Gibellini Lessor to transfer title over all of the leased, unpatented lode mining claims (excluding four claims which will be retained by the Gibellini Lessor (the “Transferred Claims”) to Prophecy in exchange for USD1,000,000, to be paid as an advance royalty payment (the “Transfer Payment”). A credit of USD99,027 in favour of Prophecy towards the Transfer Payment is already paid upon signing of the amendment, with the remaining USD900,973 portion of the Transfer Payment due and payable by Prophecy to the Gibellini Lessor upon completion of transfer of the Transferred Claims from the Gibellini Lessor to Prophecy. The advance royalty obligation and production royalty will not be affected, reduced or relieved by the transfer of title.

On June 22, 2018, the Company paid USD 101,943 of the annual royalty payment to the Gibellini Lessor.

On July 10, 2017, the Company acquired (through lease) from the holders (the “Former Louie Hill Lessors”) 10 unpatented lode claims totaling approximately 207 gross acres that comprised the Louie Hill group of claims located approximately 500 metres south of the Gibellini group of claims. These claims were subsequently abandoned by the Former Louie Hill Lessors, and on March 11 and 12, 2018, the Company staked the area within and under 17 new claims totaling approximately 340 gross acres which now collectively comprise the expanded Louie Hill group of claims.

Under the terms of the mineral lease agreement (the “Louie Hill MLA”), the Company is required to make payments as follows: cash payment of USD10,000 (paid), annual advance royalty payments which will be tied, based on an agreed formula (not to exceed USD28,000 per year), to the average vanadium pentoxide price for the prior year. Upon commencement of production, Prophecy will pay to the Former Louie Hill Lessors, a 2.5% NSR of which, 1.5% of the NSR may be purchased at any time by Prophecy for USD1,000,000, leaving the total NSR to be reduced to

7.
MINERAL PROPERTIES (cont’d…)

Gibellini Project, Nevada, United States (cont’d…)

1% over the remaining life of the mine (and referred to thereafter, as “production royalty payments”). All advance royalty payments made, will be deducted as credits against future production royalty payments. The lease will be for a term of 10 years, which can be extended for an additional 10 years at Prophecy’s option.

On December 5, 2017, the Company expanded the land position at the Gibellini Project, by staking a total of 198 new claims immediately adjacent to the Gibellini Project covering 4091 acres.

On February 15, 2018, the Company acquired 105 unpatented lode mining claims located adjacent to its Gibellini Project through the acquisition of 1104002 B.C. Ltd. and its Nevada subsidiary VC Exploration (US) Inc. (“VC Exploration”) by paying a total of $335,661 in cash and issuing 500,000 Share purchase warrants (valued at $89,944) to arm’s-length, private parties. Each warrant entitles the holder upon exercise, to acquire one Share of the Company at a price of $0.50 per Share until February 15, 2021. The acquisition of the VC Exploration has been accounted for as an asset acquisition as their activities at the time of the acquisition consisted of mineral claims only.

Pulacayo Property, Bolivia

The Pulacayo property, a silver-lead-zinc project located in southwestern Bolivia, was acquired on January 2, 2015 through the acquisition of 100% of Apogee’s interest in ASC Holdings Limited and ASC Bolivia LDC, which together, hold ASC Bolivia LDC Sucursal Bolivia (“ASC”), which in turn, holds a joint venture interest in the Pulacayo Project.

ASC controls the mining rights to the Pulacayo Project through a joint venture agreement entered into between itself and the Pulacayo Ltda. Mining Cooperative on July 30, 2002 (the “ASC Joint Venture”). The ASC Joint Venture has a term of 23 years which commenced the day the ASC Joint Venture was entered into. Pursuant to the ASC Joint Venture, ASC is committed to pay monthly rent of USD1,000 to the state-owned Mining Corporation of Bolivia, COMIBOL and USD1,500 monthly rent to the Pulacayo Ltda. Mining Cooperative until the Pulacayo Project starts commercial production.

8.
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities of the Company consist of amounts outstanding for trade and other purchases relating to exploration, along with administrative activities. The usual credit period taken for trade purchases is between 30 to 90 days.

	September 30, 2018	December 31, 2017
Trade accounts payable	$1,385,801	$1,644,995
Accrued liabilities	58,076	250,988
	$1,443,877	$1,895,983

9.
SHARE CAPITAL

(a)
Authorized

The authorized share capital consists of an unlimited number of common shares without par value (the “Shares”). There are no authorized preferred shares. At September 30, 2018, the Company had 78,814,457 (December 31, 2017 – 74,721,790) common shares issued and outstanding.

On August 8, 2018, the Company completed a common share split on the basis of ten (10) new Shares for every one (1) old Share outstanding (the “Split”).  All information with respect to the number of Shares and issuance prices for the time periods prior to the Split was restated to reflect the Split.

(b)
Equity issuances

On August 14, 2018, the Company closed of its non-brokered private placement previously announced on May 30, 2018 and amended on June 26, 2016 (the “Placement”), raised gross cash proceeds of $1,137,196 through the issuance of 4,061,417 units (post the Split) (the “Units”) of Prophecy. Each Unit is comprised of one Share and one Share purchase warrant (the “Warrants”). Each Warrant entitles the holder to purchase one additional Share of the Company at an exercise price of $0.40 for a period of three years from the closing of the first tranche of the placement.

During the nine months ended September 30, 2018, the Company issued 31,250 Shares on the exercise of options for total proceeds of $6,250.

(c)
  Equity-based compensation plans

The following is a summary of the changes in Prophecy’s stock options from December 31, 2016 to September 30, 2018:

	Number of Options	Weighted Average Exercise Price
Outstanding, December 31, 2016	4,608,140	$0.64
Granted	4,080,000	$0.38
Expired	(312,930)	$2.08
Exercised	(126,870)	$0.40
Outstanding, December 31, 2017	8,248,340	$0.46
Granted	2,350,000	$0.28
Expired	(349,720)	$1.21
Cancelled	(1,159,500)	$0.50
Exercised	(31,250)	$0.20
Outstanding, September 30, 2018	9,057,870	$0.38

9.
SHARE CAPITAL (cont’d…)

(d)
Equity-based compensation plans (cont’d…)

 As of September 30, 2018, the following Prophecy share purchase options were outstanding:

Exercise	Expiry	Options Outstanding		Exercisable	Unvested
Price	Date	September 30,	December 31,	September 30,
		2018	2017	2018	2018
$0.22	July 23, 2023	400,000	-	-	400,000
$0.31	May 1, 2023	200,000	-	25,000	175,000
$0.32	April 27, 2023	100,000	-	12,500	87,500
$0.28	April 6, 2023	1,230,000	-	153,750	1,076,250
$0.31	February 20, 2023	200,000	-	50,000	150,000
$0.48	November 6, 2022	-	50,000	-	-
$0.35	September 1, 2022	1,670,000	1,670,000	835,000	835,000
$0.33	June 12, 2022	1,300,000	1,450,000	812,500	487,500
$0.49	January 12, 2022	910,000	910,000	682,500	227,499
$0.20	June 2, 2021	1,426,250	1,557,500	1,426,250	-
$0.50	June 22, 2020	311,000	328,000	311,000	-
$0.50	April 7, 2020	550,620	820,620	550,620	-
$0.65	May 1, 2019	315,000	547,500	315,000	-
$1.00	February 3, 2019	50,000	50,000	50,000	-
$1.05	January 27, 2019	395,000	515,000	395,000	-
$1.20	August 16, 2018	-	324,720	-	-
$1.30	July 22, 2018	-	25,000	-	-
		9,057,870	8,248,340	5,619,120	3,438,749

During the nine months ended September 30, 2018, the Company recognised $417,582 (same period 2017 - $385,916) in share based payment costs related to stock options expenses as general and administrative expenses and $141,659 (same period 2017 - $151,562) capitalized to mineral properties.

(e)
 Share purchase warrants

The following is a summary of the changes in Prophecy’s Share purchase warrants from December 31, 2016 to September 30, 2018.

9.
SHARE CAPITAL (cont’d…)

(e)
Share purchase warrants (cont’d…)

	Numberof Warrants	Weighted AverageExercise Price
Outstanding, December 31, 2016	13,480,600	$0.47
Issued	12,453,680	$0.41
Exercised	(150,000)	$0.40
Expired	(26,250)	$0.70
Outstanding, December 31, 2017	25,758,030	$0.44
Issued	5,061,417	$0.40
Expired	(56,000)	$0.40
Outstanding, September 30, 2018	30,763,447	$0.43

On February 15, 2018, the Company issued 500,000 Share purchase warrants as a part of consideration for mining claims acquisition (Note 7). The fair value of $89,944 of the issued warrants determined using the Black-Scholes option pricing model using the following assumptions: (1) a risk-free interest rate of 1.9%; (2) warrant expected life of three years; (3) expected volatility of 116%, and (4) dividend yield of nil.

On April 23, 2018, the Company issued 500,000 Share purchase warrants as a part of consideration for services related to the Gibellini Project. The fair value of $92,000 of the issued warrants determined using the Black-Scholes option pricing model using the following assumptions: (1) a risk-free interest rate of 2%; (2) warrant expected life of three years; (3) expected volatility of 97.4%, and (4) dividend yield of nil.

As of September 30, 2018, the following Share purchase warrants were outstanding:

		Number of Warrants
		At September 30,	At December 31,
Exercise price		2018	2017
$0.50	June 13, 2022	596,590	596,590
$0.50	April 12, 2022	1,032,500	1,032,500
$0.40	January 13, 2022	499,990	499,990
$0.44	August 29, 2021	1,013,670	1,013,670
$0.40	August 13, 2021	198,237	-
$0.40	July 6, 2021	3,863,180	-
$0.40	June 2, 2021	7,500,000	7,500,000
$0.30	April 23, 2021	500,000	-
$0.50	February 15, 2021	500,000	-
$0.40	January 25, 2021	650,000	650,000
$0.40	December 18, 2020	703,350	703,350
$0.70	November 13, 2020	625,000	625,000
$0.40	October 16, 2020	2,701,360	2,701,360
$0.70	September 30, 2020	1,112,000	1,112,000
$0.40	September 20, 2020	6,919,900	6,919,900
$0.60	June 24, 2020	1,147,670	1,147,670
$0.50	May 22, 2020	1,200,000	1,200,000
$0.40	January 25,2018	-	56,000
		30,763,447	25,758,030

10.
FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS

Fair Value Measurements

Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Prophecy utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means; and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. The following table sets forth Prophecy’s financial assets measured at fair value by level within the fair value hierarchy.

As at September 30, 2018	Level 1	Level 2	Level 3	Total
Financial assets
Cash	$775,402	$-	$-	$775,402
Marketable securities	$185,540	$-	$-	$185,540
	$960,942	$-	$-	$960,942

Categories of financial instruments

The fair values of financial assets and financial liabilities approximate their carrying amounts in the condensed interim consolidated balance sheet. The Company does not offset financial assets with financial liabilities. There were no changes to the method of fair value measurement during the period. The Company’s financial assets and financial liabilities are categorized as follows:

10.
FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS (cont’d…)

Fair Value Measurements (cont’d…)

Categories of financial instruments (cont’d…)

	September 30, 2018	December 31, 2017
Fair value through profit or loss
Cash	$775,402	$4,100,608
Fair value through other comprehensive income or loss
Marketable securities	185,540	205,600
Amortized cost
Receivables	46,498	34,653
Restricted cash equivalents	34,500	34,500
	$1,041,940	$4,375,361

11.
FINANCIAL RISK MANAGEMENT DISCLOSURES

(a)
Liquidity risk

Liquidity risk is the risk that an entity will be unable to meet its financial obligations as they fall due. The Company manages liquidity risk by preparing cash flow forecasts of upcoming cash requirements. As at September 30, 2018, the Company had a cash balance of $775,402 (December 31, 2017 – $4,100,608). As at September 30, 2018, the Company had accounts payable and accrued liabilities of $1,443,877 (December 31, 2017 - $1,895,983), which have contractual maturities of 90 days or less.

(b)
Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to cash and restricted cash equivalents and receivables, net of allowances. The carrying amount of assets included on the statements of financial position represents the maximum credit exposure.

(c)
Market risk

The significant market risks to which the Company is exposed are interest rate risk, foreign currency risk, and commodity and equity price risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

11.
FINANCIAL RISK MANAGEMENT DISCLOSURES (cont’d…)

(c)
Market risk (cont’d…)

(i)
  Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash and restricted cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. Due to the short‐ term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of September 30, 2018.

(ii)
Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars.

The Company has exploration and development projects in the United States, Mongolia and Bolivia and undertakes transactions in various foreign currencies. The Company is therefore exposed to foreign currency risk arising from transactions denominated in a foreign currency and the translation of financial instruments denominated in US dollars, Mongolian tugrik, and Bolivian boliviano into its functional and reporting currency, the Canadian dollar.

Based on the above, net exposures as at September 30, 2018, with other variables unchanged, a 10% (December 31, 2017 – 10%) strengthening (weakening) of the Canadian dollar against the Mongolian tugrik would impact net loss with other variables unchanged by $70,000. A 10% strengthening (weakening) of the Canadian dollar against the Bolivian boliviano would impact net loss with other variables unchanged by $739,000. A 10% strengthening (weakening) of the US dollar against the Canadian dollar would impact net loss with other variables unchanged by $29,000. The Company currently does not use any foreign exchange contracts to hedge this currency risk.

(iii)  Commodity and equity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Commodity prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for these commodities, the level of interest rates, the rate of inflation, investment decisions by large holders of commodities including governmental reserves and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The Company is also exposed to price risk with regards to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market

The Company closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in value may be significant.

12.
RELATED PARTY DISCLOSURES

Prophecy had related party transactions with the following companies, related by way of directors and key management personnel:

●
Linx Partners Ltd., a private company controlled by John Lee, Director, Chairman of Prophecy, provides management and consulting services to the Company.

●
MaKevCo Consulting Inc., a private company 50% owned by Greg Hall, Director of Prophecy, provides consulting services to the Company.

●
Sophir Asia Ltd., a private company controlled by Masa Igata, Director of Prophecy, provides consulting services to the Company.

A summary of amounts paid or accrued to related parties is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Related parties	2018	2017	2018	2017
Directors and officers	$220,080	$117,550	$528,311	$169,800
Linx Partners Ltd.	105,000	122,500	315,012	175,000
MaKevCo Consulting Inc.	4,700	8,700	14,100	14,900
Sophir Asia Ltd.	4,400	7,800	13,200	11,300
	$334,180	$256,550	$870,623	$371,000

A summary of the transactions by nature among the related parties is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Related parties	2018	2017	2018	2017
Consulting and management fees	$64,518	$103,000	$190,017	$133,900
Directors' fees	16,055	24,300	43,055	35,100
Mineral properties	182,357	52,000	426,551	91,000
Salaries	71,250	77,250	211,000	111,000
	$334,180	$256,550	$870,623	$371,000

As at September 30, 2018, amounts due to related parties totaled $Nil (December 31, 2017 – $160,503).

13.
KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors of the Company.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Key Management Personnel	2018	2017	2018	2017
Salaries and short term benefits	$83,046	$46,359	$237,004	$115,093
Share-based payments	120,600	168,090	417,535	374,937
	$203,646	$214,449	$654,539	$490,030

14.
SUPPLEMENTAL CASH FLOW INFORMATION

	Nine months ended September 30,
	2018	2017
Supplementary information
Non-Cash Financing and Investing Activities
Shares issued to pay Credit Facility	$-	$900,000
Shares issued on acquisition of mineral property	$-	$96,200
Shares issued for accrued bonus	$-	$190,320
Shares issued to settle debt	$-	$238,636
Warrants issued on acquisition of mineral property	$181,944	$-
Depreciation included in mineral property	$90,944	$179,325
Property and equipment expenditures included in accounts payable	$511,243	$1,851,890
Fair value loss on available-for-sale investments	$81,000	$-
Mineral property expenditures included in accounts payable	$653,108	$1,139,574
Share-based payments capitalized in mineral properties	$141,659	$151,562

15.
CONTINGENCIES

During 2013, the Company shared administrative assistance, office space, and management with Nickel Creek Platinum Corp. (“Nickel Creek”) (former Wellgreen Platinum Ltd) pursuant to a Service Agreement for 2012, consisting of fixed monthly fees of $40,000 payable to the Company. As at December 31, 2013 an estimated amount of $78,364 was due from Nickel Creek. During the nine months ended September 30, 2018, the Company recovered $50,000 from Nickel Creek, which was recorded in the Consolidated Statements of Operations and Comprehensive Loss as miscellaneous income.

ASC tax claim

On January 2, 2015, the Company acquired ASC Holdings Limited and ASC Bolivia LDC (which together, hold ASC Bolivia LDC Sucursal Bolivia, which in turn, held Apogee Silver Ltd.’s (“Apogee”) joint venture interest in the Pulacayo Project) and Apogee Minerals Bolivia S.A. Pursuant to the terms of the Agreement, Prophecy agreed to assume all liabilities of these former Apogee subsidiaries, including legal and tax liabilities associated with the Pulacayo Project.  During Apogee’s financial year ended June 30, 2014, it received notice from the Servicio de Impuestos Nacionales, the national tax authority in Bolivia, that ASC Bolivia LDC Sucursal Bolivia, now the

Company’s wholly-owned subsidiary, owed approximately Bs42,000,000 ($7,690,788 in taxes, interest and penalties relating to a historical tax liability in an amount originally assessed at approximately $760,000 in 2004, prior to Apogee acquiring the subsidiary in 2011.  Apogee disputed the assessment and disclosed to the Company that it believed the notice was improperly issued.  The Company continued to dispute the assessment and hired local legal counsel to pursue an appeal of the tax authority’s assessment on both substantive and procedural grounds. On May 26, 2015, the Company received a positive Resolution issued by the Bolivian Constitutional Court that among other things, declared null and void the previous Resolution of the Bolivian Supreme Court issued in 2011 (that imposed the tax liability on ASC Bolivia LDC Sucursal Bolivia) and sent the matter back to the Supreme Court to consider and issue a new Resolution. The Company plans to continue to vigorously defend its position and make submissions to the Supreme Court during the new hearing.   Based on these developments, the tax claim amount of $7,690,788 (2017 - $7,541,016) was classified as non-current liabilities.

15.
CONTINGENCIES (cont’d…)

Red Hill tax claim

During the year ended December 31, 2014, the Company’s wholly-owned subsidiary, Red Hill Mongolia LLC (“Red Hill”) was issued a letter from the Sukhbaatar District Tax Division notifying it of the results of the Sukhbaatar District Tax Division’s VAT inspection of Red Hill’s 2009-2013 tax imposition and payments that resulted in validating VAT credits of only MNT235,718,533 from Red Hill’s claimed VAT credit of MNT2,654,175,507. Red Hill disagreed with the Sukhbaatar District Tax Division’s findings as the tax assessment appeared to the Company to be unfounded.

The Company disputed the Sukhbaatar District Tax Division’s assessment and submitted a complaint to the Capital City Tax Tribunal.  On March 24, 2015, the Capital City Tax Tribunal resolved to refer the matter back to the Sukhbaatar District Tax Division for revision and separation of the action between confirmation of Red Hill’s VAT credit, and the imposition of the penalty/deduction for the tax assessment.

The Sukhbaatar District Tax Division appealed the Capital City Tax Tribunal’s resolution to the General Tax Tribunal office but was denied on June 4, 2015 on procedural grounds.  As a result, the Sukhbaatar District Tax Division implemented the Capital City Tax Tribunal’s resolution on June 25, 2015, finding: (1) with respect to confirmation of Red Hill’s VAT credit, that after inspection the amount was to be MNT235,718,533; and (2) with respect to the imposition of the penalty/deduction for the tax assessment, that no penalty was to be issued but that Red Hill’s loss to be depreciated and reported was to be MNT1,396,668,549 in 2010 and MNT4,462,083,700 in 2011.  The Company continued to dispute the Sukhbaatar District Tax Division’s assessment and delivered a complaint to Capital City Tax Tribunal on July 24, 2015. Due to the uncertainty of realizing the VAT balance, the Company has recorded an impairment charge for the full VAT balance in the year ended December 31, 2015.

At this time there is no change in the VAT claim. Red Hill has submitted a complaint concerning this long delay to the General Tax office and the Ministry of Finance. Following the submittal, the City tax tribunal officer responded and informed Red Hill that a hearing will be scheduled soon.

Red Hill is working with its external lawyer to give additional documents to the City tax tribunal before the hearing to solidify the case. As there were no changes from January 1 to September 30, 2018, the impaired value of $Nil for the VAT receivable remains unchanged.

16.
EVENTS AFTER THE REPORTING DATE

●
The Company secured water supply for the Gibellini Project’s construction and operating by signing a 10-year Water Lease Agreement (the “Agreement”) with a private party. Per the terms of the Agreement, the lessor has granted to the Company the rights to 805 acre-feet of water per year at a minimum flow rate of 500 gallons per minute from its year-round springs surface water stream. The Agreement can be extended for any number of additional 7-year terms, not to exceed (with the primary term) a total of 99 years. The Company shall pay to the lessor water rental fee of USD100,000 per year and USD350,000 per year upon the Company beginning to take water. An advance payment of USD100,000 has been paid upon signing the Agreement.

●
The Company appointed Gerald Panneton as the Company’s President and new Chief Executive Officer, effective October 10, 2018, replacing John Lee, who will remain as Chairman of the Board of Directors of the Company.

16.
EVENTS AFTER THE REPORTING DATE (cont’d…)

Pursuant to the terms of Mr. Panneton’s employment agreement with the Company, the Company has granted to Mr. Panneton 1,000,000 bonus shares and 500,000 incentive stock options exercisable at a price of $0.26 per Share for a term of five years expiring on October 10, 2023 and which vest at 12.5% per quarter for the first two years following the date of grant.

Also, effective October 10, 2018, Mr. Panneton and Louis Dionne were appointed to the Company’s Board of Directors to replace Harald Batista and Daniel Fidock, both of whom will remain key advisors to the Company. The Company has granted to Mr. Dionne 50,000 incentive stock options exercisable at a price of $0.26 per Share for a term of five years expiring on October 10, 2023 and which vest at 12.5% per quarter for the first two years following the date of grant.

●
The Company signed a lease agreement (the “Lease”) with an arms-length private Mongolian company (the “Lessee”) whereby the Lessee plans to perform mining operations at Prophecy’s Ulaan Ovoo coal mine and will pay Prophecy USD2.00 (the “Production Royalty”) for every tonne of coal shipped from the Ulaan Ovoo site premises. The Lessee has paid Prophecy USD100,000 in cash, as a non-refundable advance royalty payment and is preparing, at its own and sole expense, to restart and operate the Ulaan Ovoo mine with its own equipment, supplies, housing and crew. The Lessee will pay all government taxes and royalties related to its proposed mining operation.

The Lease is valid for 3 years with an annual advance royalty payment (“ARP”) for the first year of USD100,000 due upon signing (paid), USD150,000 and USD200,000 due on the 1st and 2nd anniversary of the Lease, respectively. The ARP can be credited towards the USD2.00 per tonne Production Royalty payments to be made to Prophecy as the Lessee starts to sell Ulaan Ovoo coal.

●
On October 17, 2018, the Company granted in aggregate, the equivalent of 940,000 incentive stock options to various directors, officers, employees and consultants of the Company. The options are exercisable at a price of $0.33 for per Share for a term of five years expiring on October 17, 2023 and which vest at 12.5% per quarter for the first two years following the date of grant.

●
On October 29, 2018, the Company announced appointment of Ron Espell as the Company’s Vice President, Environment and Sustainability, effective November 14, 2018. The Company has granted to Mr. Espell 200,000 incentive stock options exercisable at a price of $0.65 per Share for a term of five years expiring on November 14, 2023.

●
On November 1, 2018, the Company entered into an agreement with BMO Nesbitt Burns Inc. (“BMO”), under which BMO agreed to buy on a bought deal basis 12,000,000 Shares, at a price of $0.46 per Share for gross proceeds of approximately $5.5 million (the “Offering”). The shares will be offered by way of a short form prospectus in each of the provinces and territories of Canada, except Québec and may also be offered by way of private placement in the United States. The Offering is expected to close on or about November 22, 2018.

●
Subsequent to September 30, 2018, 981,820 Share purchase warrants and 56,250 stock options were exercised for gross proceeds of $410,628.

DAVIDSON & COMPANY LLP Chartered Professional Accountants

November 9, 2018

Prophecy Development Corp.
1610 - 409 Granville Street
Vancouver, BC
V6C 1T2

Attention: Audit Committee

Dear Sirs / Mesdames:

In accordance with our engagement letter dated November 5, 2018, we have performed a review of the condensed interim consolidated financial statements of Prophecy Development Corp., consisting of the condensed interim consolidated statements of:

- financial position as at September 30, 2018;
- financial position as at December 31, 2017;
- operations and comprehensive loss for the three month and nine month periods ended September 30, 2018 and September 30, 2017;
- changes in equity for the nine month periods ended September 30, 2018 and September 30, 2017;
- cash flows for the nine month periods ended September 30, 2018 and September 30, 2017; and
- a summary of significant accounting policies and other explanatory information.

These condensed interim consolidated financial statements are the responsibility of the Company's management.

We performed our interim review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. An interim review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements. Accordingly, we do not express such an opinion. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our interim review, we are not aware of any material modification that needs to be made for these condensed interim consolidated financial statements to be in accordance with International Financial Reporting Standards.

A member of Nexia International

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Davidson-co.com

Page 2…

This report is solely for the use of the audit committee of Prophecy Development Corp. to assist it in discharging its regulatory obligation to review these condensed interim consolidated financial statements, and should not be used for any other purpose. Any use that a third party makes of this report, or any reliance or decisions made based on it, are the responsibility of such third party. We accept no responsibility for loss or damages suffered, if any, by any third party as a result of decisions made or actions taken based on this report.

Yours very truly,

Davidson & Company LLP

DAVIDSON & COMPANY LLP
Chartered Professional Accountants